January 28, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CenterPoint Energy Transition Bond Company III, LLC

CenterPoint Energy Houston Electric, LLC

Registration Statement on Form S-3

File Nos. 333-147114 and 333-147114-01

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the prospective underwriters of the proposed sale of the 2008 Senior Secured Transition Bonds of CenterPoint Energy Transition Bond Company III, LLC (the “Company”), hereby join in the request of the Company and of CenterPoint Energy Houston Electric, LLC that the effectiveness of the Registration Statement on Form S-3 (File Nos. 333-147114 and 333-147114-01) relating to such bonds be accelerated so that the Registration Statement will become effective by 3:00 PM on January 28, 2008, or as soon thereafter as practicable.

* * *

Very truly yours,
CITIGROUP GLOBAL MARKETS INC. CREDIT SUISSE SECURITIES (USA) LLC MORGAN STANLEY & CO. INCORPORATED DEPFA ALBANY FIRST SECURITIES LLC
As a Representative of the several Underwriters
By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Charles H. Weilamann
	Name:	Charles H. Weilamann
	Title:	Vice President